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                                                                      EXHIBIT 12

(ROPES & GRAY LOGO)

ROPES & GRAY LLP

ONE INTERNATIONAL PLACE   BOSTON, MA 02110-2624   617-951-7000   F 617-951-7050

BOSTON   NEW YORK   PALO ALTO   SAN FRANCISCO   WASHINGTON, DC www.ropesgray.com

September 26, 2005

Nations Government Securities Fund
Nations Funds Trust
One Bank of America Plaza, 33rd Floor
Charlotte, North Carolina 28254

Columbia Federal Securities Fund
Columbia Funds Trust III
One Financial Center
Boston, Massachusetts 02111

Ladies and Gentlemen:

     We have acted as counsel in connection with the Agreement and Plan of Reorganization (the "Agreement") dated June 1, 2005, by and between Nations Government Securities Fund ("Target Fund"), a series of the Nations Funds Trust ("Target Trust"), and Columbia Federal Securities Fund ("Acquiring Fund"), a series of the Columbia Funds Trust III ("Acquiring Trust"). The Agreement describes a transaction (the "Transaction") to occur as of the date of this letter (the "Closing Date"), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the "Acquiring Fund Shares") and the assumption by Acquiring Fund of all of the liabilities of Target Fund following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund. This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

     Target Fund is a series of Target Trust, which is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Shares of Target Fund are redeemable at net asset value, plus any applicable sales charge, at each shareholder's option. Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the "Code").

     Acquiring Fund, is a series of Acquiring Trust, which is registered under the 1940 Act as an open-end management investment company. Shares of Acquiring Fund are redeemable at net asset value, plus any applicable sales charge, at each shareholder's option. Acquiring Fund has

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elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

     For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement dated July 11, 2005 and such other items as we have deemed necessary to render this opinion. In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

     The facts you have represented as to in paragraph 5 of the letter from Acquiring Fund and paragraph 6 of the letter from Target Fund, each dated as of the date hereof, support the conclusion that, following the Transaction, Acquiring Fund will continue the historic business of Target Fund as an open-end investment company that seeks high current income consistent with moderate fluctuation of principal by investing in U.S. Government securities.

     Various factors demonstrate the similarity between Target Fund's historic investments and Acquiring Fund's historic investments. As of December 31, 2004 ("the comparison date"), a randomly selected date that reflects the funds' portfolios without reference to the transaction, Morningstar categorized both funds as "Intermediate-Government" bond funds in the same Morningstar Style box, "Intermediate-High Quality."(1) Both invested exclusively in bonds (and overwhelmingly U.S. Government securities) and cash, although Acquiring Fund held a greater percentage of its assets in cash (30.17%, as compared to 11.7% of Target Fund). Neither fund invested in stocks.

     An analysis of the funds' portfolios indicates that the funds hold securities with similar characteristics, consistent with the funds' shared goals and strategies. First, the funds are nearly identical in terms of credit quality. As of the comparison date, both Target Fund and Acquiring Fund had average credit ratings of AAA. Government securities constituted the vast majority of both funds' non-cash portfolios (94.7% of Target Fund and 100% of Acquiring Fund), with the 5% of Target Fund's securities holdings in AAA bonds.

     In addition, as would be expected of two funds investing in Government securities, the funds held remarkably similar types of bonds. The overlap of the funds' assets totaled 91.8%--consisting of 88.5% in Government securities and 3.3% in corporate bonds.

     The funds' portfolios are also comparable in terms of duration and maturity. As of the comparison date, the average duration for Target Fund and Acquiring Fund were 4.2 and 4.4 years, respectively. The funds differed in terms of average maturity; the average maturity of Target Fund was 5.6 years, while the average maturity of Acquiring Fund was 6.8 years.

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(1)  The Morningstar Style Box splits fixed-income funds into three groups of interest rate sensitivity (high, medium, and low) and three credit-quality groups (high, medium, and low). These groupings graphically display a portfolio's average effective duration and credit quality. Nine possible combinations exist, ranging from short maturity/high quality to long maturity/low quality.


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Nonetheless, the average effective maturities of Target and Acquiring Funds were similar: 7 and 7.8 years, respectively.(2)

     Consistent with the similarity of investment strategies, the two funds bear comparable risk profiles. As of the comparison date, Target Fund and Acquiring Fund correlate with the Lehman Brothers Aggregate Bond index to a similar degree, with betas of 1.23 and 1.07, respectively.(3)

     The funds did differ somewhat in terms of yield. Target Fund's 30-day SEC yield was 1.9%; the Acquiring Fund's was 3.5%.(4) In addition, the average coupon for Target Fund (3.0%) was lower than that of Acquiring Fund (5.7%). The strong similarities described above outweigh these differences.

     The specific characteristics described above (the relative figures and percentages in terms of asset allocation, yield, duration, maturity, risk profile and yield) do not constitute fixed aspects of Target Fund and Acquiring Fund's investment strategies. Rather, they reflect the fact that the Funds' similar investment strategies have led them to react similarly (by choosing similar portfolios) to the market conditions in place up until the comparison date.

     Given the similarity of the funds, on the date of the Transaction, at least 33 1/3% of Target Fund's portfolio assets will not be required to be sold by virtue of the investment objectives, strategies, policies, risks or restrictions of Acquiring Fund. Acquiring Fund has no plan or intention to change any of its investment objectives, strategies, policies, risks or restrictions after the transaction. After the Transaction, Acquiring Fund will invest all assets acquired from Target Fund in a manner consistent with the funds' shared investment strategies, as described above and reflected by the aforementioned portfolio data.

     Based on the foregoing representations and assumptions and our review of the documents and items referred to above, we are of the opinion that generally for U.S. federal income tax purposes:

     (i)  The Transaction will constitute a reorganization within the meaning of
          Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

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(2)  The average effective maturity takes into consideration the possibility that the issuer may call the bond before its maturity date.

(3) Beta is the statistical measure of the degree of variance a security or fund and a specifically defined market, such as the S&P 500.

(4) A bond fund's 30-day SEC yield is calculated by dividing the net investment income (less expenses) per share over a 30-day period by the current maximum offering price. The formula is designated by the Securities and Exchange Commission (SEC). A fund's 12-month yield, expressed as a percentage, represents a fund's income return on capital investment for the past 12 months. This figure refers only to interest distributions from fixed-income securities, dividends from stocks, and realized gains from currency transactions. Monies generated from the sale of securities or from options and futures transactions are considered capital gains, not income.


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     (ii) Under section 1032 of the Code, no gain or loss will be recognized by
          Acquiring Fund upon the receipt of the assets of Target Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

     (iii) Under section 362(b) of the Code, the basis in the hands of Acquiring Fund of the assets of Target Fund transferred to Acquiring Fund in the Transaction will be the same as the basis of such assets in the hands of Target Fund immediately prior to the transfer;

     (iv) Under section 1223(2) of the Code, the holding periods of the assets of Target Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Target Fund;

     (v) Under section 361 of the Code, no gain or loss will be recognized by Target Fund upon the transfer of Target Fund's assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund, or upon the distribution of Acquiring Fund Shares by Target Fund to its shareholders in liquidation;

     (vi) Under section 354 of the Code, no gain or loss will be recognized by Target Fund shareholders upon the exchange of their Target Fund shares for Acquiring Fund Shares;

     (vii) Under section 358 of the Code, the aggregate basis of Acquiring Fund Shares a Target Fund shareholder receives in connection with the Transaction will be the same as the aggregate basis of his or her Target Fund shares exchanged therefor;

     (viii) Under section 1223(1) of the Code, a Target Fund shareholder's holding period for his or her Acquiring Fund Shares will be determined by including the period for which he or she held the Target Fund shares exchanged therefor, provided that he or she held such Target Fund shares as capital assets; and

     (ix) Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

     Notwithstanding the foregoing, the Code requires that certain contracts or securities (including, in particular, futures contracts, certain foreign currency contracts, "non-equity" options and investments in "passive foreign investment companies") be marked to market (treated as sold for their fair market value) at the end of a taxable year (or upon their termination or transfer), and Target Fund's taxable year will end as a result of the Reorganization.

     In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service ("IRS"). In that ruling, the IRS held that the


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so-called "continuity of business enterprise" requirement necessary to tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds. Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds. We believe that the IRS's conclusion in this ruling is questionable, and that, even if the IRS's conclusion is correct, the facts of this Transaction are distinguishable from those in the published ruling.

     We believe that Acquiring Fund and Target Fund are both engaged in the same line of business: each is an open-end investment company that seeks high current income consistent with moderate fluctuation of principal by investing in U.S. Government securities. Their portfolios are identical with respect to credit quality (AAA) and substantially similar with respect to overall asset allocation (each holding exclusively cash and bonds, predominantly government securities), duration (4.2 and 4.4 years respectively) and average effective maturity (7 and 7.8 years respectively). After the Transaction, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Target and Acquiring Funds. While Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies. In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled. Revenue Ruling 87-76 is the only published ruling dealing specifically with the application of the "continuity of business enterprise" requirement to a reorganization involving investment companies. No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law would concur with the opinion set forth above.

     Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

                                        Very truly yours,


                                        /s/ Ropes & Gray LLP
                                        Ropes & Gray LLP


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